**File No.**
82-3881

# TYLER RESOURCES INC.

#1000, 800-5TH AVENUE S.W., CALGARY, ALBERTA T2P 3T6, TELEPHONE (403) 269-6753, FAX (403) 266-2606

02015856

January 7, 2002



United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated January 7, 2002

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

B O'Neil

Barbara O'Neill

dlw 3/14

File No. 82-3881

# TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

**CDNX SYMBOL: TYS**
**NEWS RELEASE: 02-01**

**NEWS FOR RELEASE: January 7, 2002**

*For Further Information Contact:* **Jean Pierre Jutras or Regan Chernish at 1.403.269-6753**
**Derrrick A. Huston 1-800-665-4288**
**Web: http://www.tylerresources.com**

## Investor Relations Firm Appointed

Tyler Resources Inc. has retained the services of D. A. Huston & Associates ("Huston") as its investor relations firm.

In consideration of the services to be provided, the company has agreed to pay a monthly retainer of $2,500 to Huston. In addition, subject to approval from applicable regulatory authorities, the company has agreed to grant to Huston 250,000 stock options at $0.11 to acquire common shares of Tyler for a period of two years commencing on January 7, 2002.

J. Devonshire
Chairman and CEO

File No. 82-3881

# TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

**CDNX SYMBOL: TYS**
**NEWS RELEASE: 02-01**

**NEWS FOR RELEASE: January 7, 2002**

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish at 1.403.269-6753**
**Derrrick A. Huston 1-800-665-4288**
**Web: http://www.tylerresources.com**

## Investor Relations Firm Appointed

Tyler Resources Inc. has retained the services of D. A. Huston & Associates ("Huston") as its investor relations firm.

In consideration of the services to be provided, the company has agreed to pay a monthly retainer of $2,500 to Huston. In addition, subject to approval from applicable regulatory authorities, the company has agreed to grant to Huston 250,000 stock options at $0.11 to acquire common shares of Tyler for a period of two years commencing on January 7, 2002.

J. Devonshire
Chairman and CEO

File No.
82-3881

# TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

**CDNX SYMBOL: TYS**
**NEWS RELEASE: 02-01**

**NEWS FOR RELEASE: January 7, 2002**

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish at 1.403.269-6753**
**Derrrick A. Huston 1-800-665-4288**
**Web: http://www.tylerresources.com**

## Investor Relations Firm Appointed

Tyler Resources Inc. has retained the services of D. A. Huston & Associates ("Huston") as its investor relations firm.

In consideration of the services to be provided, the company has agreed to pay a monthly retainer of $2,500 to Huston. In addition, subject to approval from applicable regulatory authorities, the company has agreed to grant to Huston 250,000 stock options at $0.11 to acquire common shares of Tyler for a period of two years commencing on January 7, 2002.

J. Devonshire
Chairman and CEO